UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 9, 2025, Mobilicom Limited (the “Company”), held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the proposal described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K/A furnished by the Company with the Securities and Exchange Commission on September 18, 2025. The proposal brought before the shareholders at the Meeting was approved by the shareholders of the Company with the requisite majority required for the proposal.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: October 9, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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